[Next, Inc. letterhead]

June 11, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:  Next, Inc.

       Form 10-KSB for Fiscal Year Ended December 1, 2006

       File No. 000-25247

Filed via EDGAR correspondence

Gentlemen:

We are responding to your letter dated May 31, 2007, in which you have requested additional information from our May 23, 2007 response to your initial comment letter of May 10, 2007.

1.

Consolidated Statements of changes in Stockholders’ Equity.

a.

You noted that debits to APIC described as “cash paid to outside professionals” appears to have been recorded every year, “at least back to 2004” which is correct.  The Company has reviewed these debits and concluded that they are appropriate since they all relate to registration statements or equity financings.

b.

You have requested that we state in detail what specific transaction/ financing arrangement the error we discussed in our May 23, 2007 letter relate to and the period in which the transaction(s) originated.  In addition, you have requested we provide you with our detailed assessment of the materiality of the error for each period affected with reference to SAB 99.

c.

The specific transaction/financing arrangement to which we are referring is described in our Footnote 10 to the Financial Statements for the period ended December 1, 2006 in the next to the last paragraph and is also described in our MD&A under the caption Financial Position, Capital Resources, And Liquidity in the fourth paragraph.   The transaction was entered into on April 6, 2006.

d.

SAB 99 compiles and discusses elements of materiality using an “all facts and circumstances” analysis.  We believe that in proposing that our reported results are not materially inaccurate and that the results from the accounting treatment applied is not material to the presentation of our financial statements as a whole that we are in conformity with SAB 99.  A quantitative analysis of the accounting as applied to the transaction in question follows by period:

	6/2/06	9/1/06	12/1/06	3/2/07	6/1/07
Other Assets understated	36,512	28,688	20,864	13,040	5,216
% of category	3.4%	1.8%	1.4%	1.0%	n/r
APIC understated	37,728	33,552	29,376	16,688	12,512
% of category	n/a	n/a	0.4%	n/a	n/r
Net Income overstated	1,216	4,864	8,512	3,648	7,296
% of category	2.0%	41.2%*	1.2%	0.9%	n/r
Retained Earnings overstated	1,216	4,864	8,512	12,160	15,808
% of category	n/a	n/a	2.0%	n/a	n/r
Stockholders’ Equity understated	36,512	28,688	20,864	13,040	5,216
% of category	0.5%	0.4%	0.3%	0.2%	n/r

n/a-not available because category was not reported

n/r-period not yet reported; due July 14, 2007

* Year-to-date;  For the quarter, the percentage is 1.0%

e.

In keeping with the discussion in SAB 99 regarding numerical thresholds and quantitative criteria, we applied the following qualitative criteria directly from SAB 99.  We evaluated whether the misstatement was caused by an item capable of precise measurement (it is) or whether it arose from an estimate (it did not).  We considered whether it masked a change in earnings or affected a trend (it did not).  It did not hide a failure to meet consensus expectations.  It did not change a loss into a profit and it did not concern a segment or portion of our business that plays a significant role in our operations or profitability.  It did not affect our compliance with regulatory, loan covenant, or other contractual requirements.  It did not increase management’s compensation and it certainly did not conceal an unlawful transaction.  These are all factual determinations we are able to make now with perfect hindsight.  As to volatility of our stock price, it is certainly possible that it could have had an impact, but we really doubt that whether we reported $38,000 of net income for the period ended December 1, 2006, instead of the $46,000 reported it would have had any impact at all.  And, it didn’t have any impact on our earnings per share as reported.  The important thing our public stockholders’ took away from our reported results is that we returned our operations to profitability because the net income amount reported falls into relative insignificance when measured against $26 million of sales. We therefore believe that it is possible and very probable that the judgment of a reasonable person relying upon our reported results would not have been changed or influenced by the correct application of the accounting treatment applied to this item which represents an $8,512 item at its peak versus a $26 million sales figure.  We cannot conclude anything but that the treatment applied that resulted in the error is not material to the financial statements taken as a whole.

f.

Based upon the discussion presented here, we respectfully request that we be permitted to execute the outlined treatment found in Item 2.c. of our May 23, 2007 letter.

We would be happy to provide such additional information or answer such additional questions as may be necessary.  We trust that you will respond to this letter as quickly as you did our last one since we are rapidly approaching the due date for our Form 10-Q for the period ended June 1, 2007.   Thank you for your cooperation in this matter.

Sincerely,

/s/ David O. Cole

David O. Cole, Chief Financial and Principal Accounting Officer